UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n. 60.643.228/0001-21
NIRE 35.300.022.807
(Publicly-held company)

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON DECEMBER 21, 2010

Date, time and place: Held on December 21, at 10.00 a.m., by teleconference, coordinated at the Company's head offices, at Alameda Santos, 1,357, 6th floor, in São Paulo, State of São Paulo.

Notices of Call: Waived, in light of the presence of all of the Board of Directors’ members.

Attendance: All of the members of the Board of Directors: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat e Wang Wei Chang.

Presiding:	Mr. José Luciano Duarte Penido – Chair.
Mr. Eduardo de Almeida Pinto Andretto – Secretary.

Proposed Agenda: In accordance with article 17 of the Company's by-laws, authorize the execution of a specific contract.

Resolutions: After the analysis of the proposed agenda, the following resolutions were unanimously passed, without any reservation or qualification.

Authorize the acceptance of a binding, irrevocable and irreversible proposal presented by Suzano Papel e Celulose S.A. (“Suzano”), for the acquisition by Suzano of all assets, rights and obligations owned by the Company in a condominium with Suzano, which comprise the consortium named Consórcio Paulista de Papel e Celulose – Conpacel, by the accurate and adjusted amount of R$ 1,450 million. Additionally, the referred to proposal contemplates the acquisition of the installations and other assets of the paper distribution operation KSR, for the accurate and adjusted amount of R$ 50.0 million.

As provided for in the by-laws of the Company, the Board of Executive Officers is hereby duly authorized to execute all necessary documents for the implementation of the resolution above and consummation of the purpose of the referred to proposal, including the definition of its best structure.

Closing: There being nothing more to address, the meeting was closed upon transcription of these minutes, which were read, found to be accurate, approved and signed by all present. Attendance: José Luciano Duarte Penido – Chair of the Meeting and Chairman of the Board of Directors; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; e Eduardo de Almeida Pinto Andretto – Secretary.

São Paulo, December 21, 2010.

José Luciano Duarte Penido
Chair

Eduardo de Almeida Pinto Andretto
Secretary

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 27, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO